

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Kevin Gillespie
Chief Executive Officer
Arias Intel Corp.
442 W. Kennedy Blvd., Suite 200
Tampa, Florida 33606

　　　Re: Arias Intel Corp.
　　　Revised Preliminary Information Statement on Schedule 14C
　　　Filed June 5, 2018
　　　File No. 000-55120

Dear Mr. Gillespie:

　　　We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　　After reviewing your response to this comment, we may have additional comments.

Revised Preliminary Information Statement on Schedule 14C

General

1.　　While we note from your response to prior comment 2 that the consenting shareholders who are not your directors or officers are "intimately familiar" with the company by virtue of their advisory roles, your response nonetheless suggests that the communications with them may have been solicitations. In this regard, part of your response invokes Rule 14a-2(b)(2), which exempts "[a]ny solicitation" made otherwise than on behalf of the registrant where the total number of persons solicited is not more than ten. Given the communications were made on behalf of the company, it does not appear that you are eligible for such exemption. Thus, please provide a revised response that more clearly explains why you believe Schedule 14C is appropriate. In addition, we note that your response provides an undisclosed reason for the action to increase the number of authorized shares of common stock. Please disclose this information in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, you may contact Bernard Nolan, Attorney-Adviser, at 202-551-6515 or, in his absence, Katherine Wray, Attorney-Adviser, at 202-551-3483.

Division of Corporation Finance
Office of Information Technologies
and Services